FOR IMMEDIATE RELEASE
July 28, 2010
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President and CEO
 (Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
Managing Executive Officer and
Senior Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Earnings Forecast for the Six Months Ending September 30, 2010 and Interim Dividends Forecast

We announce the consolidated earnings forecast for the six months ending September 30, 2010 and Interim dividends forecast as follows:

1. Consolidated earnings forecast for the six months ending September 30, 2010
 (US GAAP)
	Net Sales	Operating income (loss)	Income (loss) before income taxes and equity in earnings (loss) of affiliated company	Net income (loss)	Net income (loss) per share - (basic)
	Million yen	Million yen	Million yen	Million yen	Yen
Forecast for the six months ending September 30, 2010 (A)	53,000	5,000	4,900	3,100	17.35
(Reference) Results for the six months ended September 30, 2009 (B)	18,769	(7,983)	(6,406)	(7,088)	(39.66)
Difference (A-B)	34,231	12,983	11,306	10,188	57.01
Percentage change	182.4%	-	-	-	-

<Reasons for the earnings forecast for the six months ending September 30, 2010>
We did not disclose the earnings forecast for the fiscal year ending March 31, 2011 in late April of this year due to the difficulty in forecasting trends in the demand for semiconductors and investment plans for semiconductor related capital expenditure.
At this time, we are able to disclose the earnings forecast for the six months ending September 30, 2010, taking into account trends in orders input received and other factors in the first quarter. Such earnings forecast is disclosed above.  As to the earnings forecast for the fiscal year ending March 31, 2011, we intend to promptly disclose the relevant earnings forecast when such disclosure becomes possible.

2. Details of dividends for the fiscal year
		Dividend per share (yen)
Record date	Interim	Year-end	Annual total
Current forecast	5.00	Undecided	Undecided
Dividends paid for FY2009	5.00	5.00	10.00

<Reasons for the interim dividends forecast>
Our basic policy is to make consistent dividend distributions, following a target dividend payout ratio of 20% or more despite a fluctuating market environment.

We plan to distribute interim dividend of ¥5.00 per share under our basic policy and the consolidated earnings forecast for the six months ending September 30, 2010. Regarding the dividend forecast for the fiscal year ending March 31, 2011, we will take earnings forecast into consideration and intend to promptly disclose the relevant dividend forecast when such forecast becomes available.

* Cautionary Statement with Respect to Forward-Looking Statements
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.